[redacted]

SECUR 13026362 SION

ANN ORT

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 04 2013
WASH, D.C.
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL PATH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1533 ROCKY POINT ROAD
(No. and Street)

MIDDLE ISLAND	NY	11953
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM DAVIS (631) 849-2667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DD 12/13

DD 12/18/13

OATH OR AFFIRMATION

I, WILLIAM DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL PATH SECURITIES, LLC, as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LINDA J. HAYES
Notary Public, State of New York
No. 01HA6059622
Qualified in Suffolk County
Commission Expires May 29, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

November 26, 2013

Mr. William Davis
Capital Path Securities, LLC
1533 Rocky Point Rd
Middle Island, NY 11953

Dear Mr. Davis:

Enclosed please find two bound originals of your September 30, 2013 Certified Audited Report. You can use the enclosed photocopied reports to satisfy the filing requirements for the SEC and various states. Please sign and notarize the Annual Audit Report Form X-17A-5's in the packets prior to sending. The audit is due to all offices on November 29, 2013.

Sign and notarize each copy and mail one to each of the following:

FINRA / Financial Operations
Must be filed electronically, I emailed a copy to Ken George for submission.

SEC ******2 Copies******
Registrations Branch
Mailstop 8031
100 F Street, NE
Washington, D.C. 20549

SEC
New York Regional Office
3 World Financial Center, Suite 400
New York, NY 10281-1022
Attention: Mark Schonfeld, Director

STATES REGISTERED IN
(see enclosed list)

Sincerely,

Kari Brace, CPA

Enclosures

CAPITAL PATH SECURITIES, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Member
Capital Path Securities, LLC
Rocky Point, NY

I have audited the accompanying statement of financial condition of Capital Path Securities, LLC, (the Company) as of September 30, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Path Securities, LLC as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 26, 2013

CAPITAL PATH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Cash and cash equivalents	$	17,021
Receivables from broker/dealers		162,582
Receivables from non-customers		-
Deposit with clearing organization		25,007
Marketable securities, at fair value		775,765
Office equipment, at cost, less accumulated depreciation of $13,119		12,865
Prepaid expenses and other assets		3,188
	$	996,428

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$	14,329
Federal and state taxes payable	$	98,000
Commissions payable		74,722
Payable to broker/dealer		10,241
Securities sold, not yet purchased		6,950
		204,242
Member's equity		792,186
	$	996,428

The accompanying notes are an integral part of these financial statements.

CAPITAL PATH SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Revenues:	
Commission income	$ 81,820
Net dealer trading gains	1,348,238
Investment banking	126,350
Interest and dividend income	4,290
Other income	102,898
	1,663,596
Expenses:	
Commissions and related expenses	$ 871,864
Clearing and execution charges	115,523
Communications and quotation expense	6,405
Other expenses	167,127
	1,160,919
Net income (loss) before income taxes	502,677
Provision for income taxes	248,708
Net income (loss)	$ 253,969

The accompanying notes are an integral part of these financial statements.

CAPITAL PATH SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Member's equity at beginning of year	$ 555,217
Member's distributions during the year	(17,000)
Net income (loss)	253,969
Member's equity at end of year	$ 792,186

The accompanying notes are an integral part of these financial statements.

CAPITAL PATH SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Cash flows from operating activities:		
Net income (loss)		$ 253,969
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Depreciation	$ 2,041	
(Increase) decrease in operating assets:		
Decrease in receivable from broker/dealers	170,614	
Decrease in receivable from non-customers	3,338	
Increase in marketable securities	(522,502)	
Increase in prepaid expenses and other assets	3,819	
Increase (decrease) in operating liabilites:		
Increase in securities sold, not yet purchased	5,010	
Increase in accounts payable, accrued expenses	1,913	
Increase in federal and state tax payable	98,000	
Decrease in payable to broker/dealer	(25,120)	
Increase in commissions payable	29,793	
Total adjustments		(233,094)
Net cash provided by operating activities		20,875
Cash flow from financing activities		
Purchase of office equipment	(4,872)	(4,872)
Cash flows from investing activities:		
Member's distributions	(17,000)	(17,000)
Net decrease in cash		(997)
Cash at beginning of the year		18,018
Cash at end of the year		$ 17,021

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 150,708

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

CAPITAL PATH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on August 7, 2000 as a Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. Related commission revenue and expenses are recorded on a trade date basis. As a Limited Liability Company the member's liability is limited to their investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the member is not liable for the debts of the Company.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2013, depreciation expense was $2,041.

Management's Review for Subsequent Events
Management had evaluated subsequent events through November 26, 2013, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $565,083 at September 30, 2013, which exceeded required net capital of $100,000 by $465,083. The ratio of aggregate indebtedness to net capital at September 30, 2013 was 34.9%.

NOTE 3- INCOME TAXES

The Company is an LLC being taxed as a C Corporation for tax purposes and is subject to federal and state income taxes. There are no federal or state NOL carryovers and the Company does not have any potential tax uncertainties.

Federal tax expense	$194,378
State tax expense	$ 54,330
Total tax expense	$248,708

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$663,698	$6,950

CAPITAL PATH SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2013

CAPITAL PATH SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2013

Total ownership equity from statement of financial condition	$	792,186
Total nonallowable assets from statement of financial condition		(82,183)
Net capital before haircuts on securities positions		710,003
Haircuts on securities		(144,920)
Net capital	$	565,083
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	197,292
Total aggregate indebtedness	$	197,292
Percentage of aggregate indebtedness to net capital		34.9%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	13,153
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	465,083
Excess net capital at 1000%	$	545,354

CAPITAL PATH SECURITIES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT SEPTEMBER 30, 2013

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA PERIOD ENDED September 30, 2013	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT September 30, 2013
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 1,000,191	$ (208,005)	$ 792,186
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	192,188	110,005	82,183
Haircuts on securities	143,450	(1,470)	144,920
Total deductions	335,638	108,535	227,103
Net capital	$ 664,553	$ (99,470)	$ 565,083

SCHEDULE II

CAPITAL PATH SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

SEPTEMBER 30, 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

CAPITAL PATH SECURITIES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

CAPITAL PATH SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2013

Capital Path Securities, LLC, is exempt from the reserve requirements of Rule 15c3-3 (k) (2) (ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
Capital Path Securities, LLC

In planning and performing my audit of the financial statements of Capital Path Securities, LLC (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for information and use of the Partners, management, the SEC, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 26, 2013

CAPITAL PATH SECURITIES, LLC

SUPPLEMENTAL SIPC REPORT

SEPTEMBER 30, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243 FAX (603) 882-7371

To the Member of Capital Path Securities, LLC

Rocky Point, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2013, which were agreed to by Capital Path Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Path Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Path Securities, LLC's management is responsible for the Capital Path Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting that for the purposes of the Form SIPC-7 and the filed FOCUS reports, error expense was used to reduce revenues, for the audited financials, that expense was not included with the revenue;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

November 26, 2013

CAPITAL PATH SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$4,027**
Less Payments Made:		
Date Paid	**Amount**	
PY Overpay	**$876**	
		(876)
Interest on late payment(s)		
Total Assessment Balance or Overpayment		**$3,151**
Payment made with Form SIPC 7		**$3,151**

See Accountant's Report

CAPITAL PATH SECURITIES, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2013

Total revenue	**$ 1,659,299**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**243**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**48,083**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 48,326**
SIPC NET OPERATING REVENUES	**$1,610,973**
GENERAL ASSESSMENT @ .0025	**$ 4,027**

See Accountant's Report